Filed by Pfizer Inc.
                           pursuant to Rule 425 under the Securities Act of 1933
                                           and deemed filed pursuant Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                                    Commission File No: 001-3608
                                         Subject Company: Warner-Lambert Company

The following are materials presented by Pfizer and Warner-Lambert to investors and analysts beginning on February 14, 2000:

--------------------------------------------------------------------------------

[Pfizer LOGO]

                        [Warner-Lambert LOGO]


                               The Best Get Better

--------------------------------------------------------------------------------
 [Pfizer LOGO] Revenue and Net Income Growth

($ Billions)


                  1990*                               1999
                  -----                               ----

            $4.8        $0.7                    $16.2        $3.4**

            Total       Net                     Total         Net
            Revenues    Income                  Revenues    Income
               [Bar chart]                         [Bar chart]

                        Net Income as % of Total Revenues
                                   15% -> 21%

*Continuing Operations
**Excluding Trovan Inventory Charge

--------------------------------------------------------------------------------

[Pfizer LOGO] Investments:
              Selling, Informational, and Administrative

($ millions)

* Continuing Commitment to Strong
  SI&A Investment

* Opportunities From Sales Forces
  Expanded in 1990s

 $2,002  $2,250  $2,457  $2,611  $2,793  $3,395  $3,859   $4,401  $5,568  $6,351

  1990    1991    1992    1993    1994    1995    1996     1997    1998    1999
                                   [Bar chart]

--------------------------------------------------------------------------------
[Pfizer LOGO] Product Breadth and Growth
              1999 Key Pharmaceutical Revenues

($ Millions)                                       % Change

                                     $12,132            31

            [Zyrtec LOGO]               552             33
            [Cardura LOGO]              794             15
            [Diflucan LOGO]           1,002              9
            [Viagra LOGO]             1,033             31
            [Zithromax LOGO]          1,333             28
            [Zoloft LOGO]             2,034             11

            [Lipitor LOGO]
            [Celebrex LOGO]           2,354            131
            [Aricept LOGO]

            [Norvasc LOGO]            3,030             18

-----------------------------------------------------------------------------
[Pfizer LOGO] 1999 PPG Billion Dollar Products

[Graphic Depicting Seven Listed Billion Dollar Products]

[Norvasc LOGO]
                     [Diflucan LOGO]
[Lipitor LOGO]                                 7
                     [Celebrex LOGO]        Billion
[Zoloft LOGO]                               Dollar
                     [Viagra LOGO]          Products
[Zithromax LOGO]

Source:  IMS International, Pfizer Analysis

-----------------------------------------------------------------------------
[Pfizer LOGO]  Three Most Successful Launches
               in Pharmaceutical Industry History

         1997                                 Most Successful
    [Lipitor LOGO]                           Product Launched
                                            Each Year Since 1997
[Line Chart Illustrating
Sales Growth From $0 To $600MM]

                                      1998
                                 [Viagra LOGO]

                            [Line Chart Moving From
                               $0 To Over $600MM]


                                              1999
                                         [Celebrex LOGO]

                                    [Line Chart Illustrating
                                 Sales Growth From $0 To almost $900MM]

--------------------------------------------------------------------------------
[Pfizer LOGO]     U.S. NRx Growth 1996-3Q99
                  Rx-Only Plus Co-promote Share


                                   Cumulative U.S. NRx
3Q 1999 Ranking                      Growth 1996-3Q99
---------------                      ----------------

1.  PFIZER                                    +82%
2.  Merck                                     +20%
3.  Glaxo Wellcome                            -13%
4.  AstraZeneca                               +53%
5.  Aventis                                   -21%
6.  Novartis                                  -14%
7.  Bristol-Myers Squibb                       -4%
8.  Johnson & Johnson                          +7%
9.  Lilly                                      -6%
10. Roche                                     -62%
11. American Home Products                    -16%
 .
 .
15. Warner-Lambert                            +62%
                 [Bar chart]

Source: IMS International; Scott-Levin
Excludes OTCs (When Possible) and Nutritionals
Includes Alliance Sales Proportionate to Promotional Effort

--------------------------------------------------------------------------------
[Pfizer LOGO] Worldwide Pharmaceutical Sales Growth

(% Change)
                           Pfizer vs. Market

                     Pfizer                  Market
                     ------                  ------
1990                   17                       9
1991                   16                      13
1992                   21                      13
1993                   14                       7
1994                   17                       6
1995                   17                       9
1996                   19                       9
1997                   19                       8
1998                   30                       9
1999*                  27                      12
                   [Bar chart]

Source: IMS International
Excludes OTCs (When Possible) and Nutritionals
Includes Alliance Sales Proportionate to Promotional Effort
*Twelve Months Ending September 1999

--------------------------------------------------------------------------------
[Pfizer LOGO] Rising to Top of Worldwide Rankings

                        Rx-only Plus Co-promote Share

    1990                                   1999**
    ----                                   ------
1.  Merck                               1. PFIZER
2.  Bristol-Myers Squibb                2. Merck
3.  Glaxo Wellcome                      3. Glaxo Wellcome
4.  SmithKline Beecham                  4. AstraZeneca
5.  Ciba-Geigy                          5. Aventis*
6.  American Home Products              6. Novartis
7.  Hoechst                             7. Bristol-Myers Squibb
8.  Johnson & Johnson                   8. Johnson & Johnson
9.  Lilly                               9. Lilly
10. Bayer                              10. Roche
11. Roche                              11. American Home Products
12. Sandoz                             12. SmithKline Beecham
13. Rhone-Poulenc                      13. Schering-Plough
14. PFIZER                             14. Abbott
15. Schering-Plough                    15. Warner-Lambert


Source: IMS International
Excludes OTCs (When Possible) and Nutritionals
Includes Alliance Sales Proportionate to Promotional Effort
*Pro Forma
**Twelve Months Ending September 1999
--------------------------------------------------------------------------------

[Pfizer LOGO] Investments: R&D

($ millions)

* Continuing Commitment to Strong,
  Double-digit R&D Growth

* Opportunities From Infrastructure
  Built in the 1990s

 $545  $654  $776  $880   $1,036  $1,340  $1,567  $1,805  $2,279  $2,776  $3,200

 1990  1991  1992  1993    1994    1995    1996    1997    1998    1999    2000E
                                   [Bar chart]

--------------------------------------------------------------------------------
[Pfizer LOGO] Early Development Candidates

[U.S. patent protection beyond 2009]

* Lasofoxifene (Osteoporosis/Breast Cancer/Lipid Lowering)

* CP-424,391 (Frailty)

* CP-358,774 (Cancer)

* CP-101,606 (Head Trauma)

* UK-279,276 (Stroke)

* CP-368,296 (Diabetes)

* CJ-13,610  (Asthma)

* UK-357,903 (Erectile Dysfunction)

[Chart showing duration of U.S. patent protection for certain major products]

Vfend, Inhaled Insulin, Darifenacin, Valdecoxib, Zeldox, Relpax, Tikosyn, Celebrex, Animal Health Products and Viagra: beyond 2009

Lipitor, Aricept, Zyrtec, Norvasc and Zithromax: beyond 2007

Zoloft: Until 2006

Diflucan: Until 2004

Procardia XL: Until 2003

Cardura: Until 2000

--------------------------------------------------------------------------------
[Pfizer LOGO]   New Indications

Adding Value to Marketed Products

Zithromax                Zoloft                    Norvasc
- Atherosclerosis        + PTSD                    - Congestive Heart
- MAC Treatment          + Oral Liquid Form          Failure
- 3-day Treatment        - Pediatric Depression    - Norvasc-Lipitor
                         - Social Phobia             Combo
                         - Dysthymia               - Pediatric
                         - PMDD                      Indications

Aricept                  Celebrex                  Zyrtec
- Oral Liquid Form       + Familial Colon Polyps   - Pseudoephedrine
                         - Sporadic Colon Polyps     Combo
                         - Pain                    - Pediatric
                                                     Indications

Lipitor                  Status                    Viagra
- Benefits of Even       + Approved                - Female Sexual
  Lower Lipid Levels     - Under Development         Dysfunction

--------------------------------------------------------------------------------
 [Pfizer LOGO] Balanced Growth and Investment

Investment
o  Sales/Marketing

o  R&D                               [Arrow pointing     Powerful Platform
                                   from left to right]   for Future Growth
o  Infrastructure and Technology

Growth

o  In-Line Products

o  New Products

o  Sales/R&D Productivity

--------------------------------------------------------------------------------
[Pfizer LOGO] Long-Range Diluted EPS Forecast

       $0.87    $1.50             * Compound Revenue Growth of 16%
                                     and EPS Growth of 20% Through 2002
       1999*    2002                    * Driven by Strong In-line
        [Bar chart]                       Product Performance and
                                          Upcoming Launches

                                   * Operating Margin Expansion Despite
                                     Sustained Investment Growth

*Excluding Trovan Inventory Charge

--------------------------------------------------------------------------------
[Pfizer LOGO] Merger Summary

* Tax-free Stock-for-Stock Exchange

* 2.75 Pfizer Shares for Each Warner-Lambert Share

* Conditioned on:
  * Pooling-of-Interests Accounting
  * Shareholder/Regulatory Approvals

--------------------------------------------------------------------------------
 [Pfizer LOGO] 1999 Diluted EPS Growth*

(% Change)

(1)     10    10      14    14   14     15    18     20     30    35

AHP     ABT   SBH**   JNJ   PNU  MRK    BMY   LLY    SGP    PFE   WLA

                           [Bar chart]

*  Excluding Unusual Items
** Estimate

--------------------------------------------------------------------------------
[Pfizer LOGO] Decade of Unprecedented Growth

Pharmaceutical Revenues ($ Billions)

[Line chart showing upward sales growth from 1993 to 1999 of Pfizer's and Warner-Lambert's pharmaceutical revenues]

              Pfizer                         Warner-Lambert
              1993-1999                      1993-1999
              * Three-fold increase          * Three-fold increase
              * 19% CAGR                     * 25% CAGR
              * $9.2 Billion Growth          * $5.8 Billion growth

Source: Company Financial Statements

--------------------------------------------------------------------------------
[Pfizer LOGO] The New Pfizer

(1999 Pro Forma, $ Billions)

                                  [Pfizer LOGO]

                      Consumer
Pharmaceuticals      Health Care    Confectionery        Animal Health
---------------      -----------    -------------        -------------
     $20.9              $3.5             $2.0                 $1.3


                     International  40%
                     U.S.           60%
                          [Pie chart]

                     Total $27.7 Billion

Source: Pfizer and Warner-Lambert

--------------------------------------------------------------------------------
[Pfizer LOGO] Not Just Bigger, But Better

Fastest Growing                        * Combined 1999 Pharma Sales Up 24%
Pharmaceutical Companies               * #1 in U.S., #2 Worldwide
                                       * Strong Patent Protection

Powerful Product Synergies             * Breadth of CV, CNS, and
                                         Anti-infective Portfolios
                                       * 15 Products >$500 Million

Enhanced Global Research               * Top Five Position in Most Markets
                                       * Largest, Most Admired Field Force

Complementary, High                    * $4.7 Billion Estimated R&D
Quality R&D Organizations                Spending in 2000
                                       * Six Major State-of-the-Art
                                         Research Campuses

                                       * Agouron, World-class
                                         Biotechnology Firm

Cost Savings and Efficiencies          * $0.2 Billion by Year End 2000
                                       * $1.0 Billion by Year End 2001
                                       * $1.6 Billion by Year End 2002

Similar Corporate Cultures             * Team-based
                                       * Performance-driven
                                       * Innovative

[Arrow pointing from each point on the left to the points on the right]

--------------------------------------------------------------------------------
[Pfizer LOGO] Warner-Lambert
              Pharmaceutical Product Portfolio

Sales by Therapeutic Categories and Key Products

     [Pie chart]
Cardiovascular    55%
  Lipitor
  Accupril                                 U.S. Key Product Sales
Ob/Gyn             3%                         Rankings Within
  Loestrin                                 Therapeutic Categories
  EstroStep                                  Product       1999 Rank
Diabetes           8%                        Lipitor          #1
  Rezulin                                    Viracept         #1
HIV/AIDS           8%                        Neurontin        #1
  Viracept                                   Rezulin          #1
CNS               15%                        Accupril         #3
  Neurontin                                  Dilantin         #3
  Dilantin                                   Source: IMS
Other             11%

      1999 Sales
     $8.0 Billion

         +30%

Source: Warner-Lambert

--------------------------------------------------------------------------------
[Pfizer LOGO] Warner-Lambert Leadership in
              HIV/AIDS and Seizure Disorders

U.S. New Prescription Share

Protease Inhibitor Market                Seizure Disorder Market
-------------------------                -----------------------
Viracept - Warner-Lambert      32%       Depakote - Abbott             19%
Crixivan - Merck               27%       Neurontin - Warner-Lambert    18%
Agenerase - Glaxo Wellcome      6%       Dilantin - Warner-Lambert     11%
Invirase - Roche                3%       Tegretol - Novartis            5%
Fotolase - Roche               12%       Lamictal - Glaxo Wellcome      2%
Norvir - Abbott                20%       Others                        45%
              [Pie chart]                              [Pie chart]
Source: Analyst Estimate

--------------------------------------------------------------------------------
[Pfizer LOGO] Agouron: A World-class
              Biotechnology Firm

[Graphic of California with the location of La Jolla, California indicated]

* Acquired by Warner-Lambert in 1999

* Leading Firm in Protein Structure-based Drug Design

* Discovered and Sell Viracept, Number 1 Protease Inhibitor

* 11 Pipeline Drugs in Antivirals/Oncology

* Vast Drug Library Exceeding 400,000 Compounds

* 700 Employees in R&D

--------------------------------------------------------------------------------
[Pfizer LOGO] Complementary Product Portfolios          [Warner-Lambert LOGO]

                           Cardiovascular Risk Factors
                           ---------------------------
[Norvasc LOGO]       * Vast Product Line Covers                [Accupril LOGO]
[Glucotrol XL LOGO]      All Major Diseases                     [Rezulin LOGO]
                     * Treats Key Risk Factors Including High
                       Blood Pressure and Diabetes
                     * Help Patients Manage Multiple CV Risks
                     * Combined 1999 CV Sales: $6.0 Billion

                                 Lipid Lowering
                                 --------------
[Lipitor LOGO]       * Co-promoted                              [Lipitor LOGO]
                     * Fastest-growing Among Cholesterol-lowering Agents
                     * Sales Expected to Exceed $5 Billion in 2000

--------------------------------------------------------------------------------
[Pfizer LOGO] Complementary Product Portfolios          [Warner-Lambert LOGO]

                          Central Nervous System (CNS)
                          ----------------------------
[Zoloft LOGO]     * Products Treat Depression, Anxiety,              Neurontin
[Aricept LOGO]        Dementia, Schizophrenia, Epilepsy, Migraine   Pregabalin
Relpax            * Expand Mental Health, Psychiatry,                 Dilantin
[Zeldox LOGO]         and Neurology Coverage
                  * Combined 1999 CNS Sales: $3.3 Billion

                               Infectious Diseases
                               -------------------
[Zithromax LOGO]  * Historic Leader in Antibiotics,                   Viracept
[Diflucan LOGO]      From Penicillin to Zithromax                   Rescriptor
                  * Agouron Leader in HIV/AIDS
                     Treatment and Research
                  * Combined 1999 ID Sales: $3.7 Billion

                                 Women's Health
                                 --------------
[Diflucan LOGO]   * Chlamydia Treatment, Hormone Replacement          Loestrin
[Zithromax LOGO]    Therapy, Contraception                           Estrostep
STD               * Broad Educational Outreach Programs                 FemHRT
                  * Emphasis on CV Risk (Lipids and Hypertension)
                    & Mental Health


--------------------------------------------------------------------------------
[Pfizer LOGO] Key Pharmaceutical Products               [Warner-Lambert LOGO]

                                                        1999 Third-party

Products                Category                            Sales (MM)
--------                --------                            ----------
[Lipitor LOGO]***       Lipid-lowering                         $3,921
[Norvasc LOGO]          Hypertension/ Angina                   $3,030
[Zoloft LOGO]           Depression/Anxiety                     $2,034
[Celebrex LOGO]*        Arthritis                              $1,456
[Zithromax LOGO]        Anti-infective                         $1,333
[Viagra LOGO]           Erectile Dysfunction                   $1,033
[Diflucan LOGO]         Anti-infective                         $1,022
Neurontin               Seizure Disorders                        $913
[Cardura LOGO]          Hypertension/BPH                         $794
[Rezulin LOGO]          Diabetes                                 $625
[Zyrtec LOGO]           Allergy                                  $552
[Aricept LOGO]**        Alzheimer's Disease                      $551
Viracept                AIDS                                     $530
[ProcardiaXL LOGO]      Hypertension/Angina                      $521
Accupril                Cardiovascular                           $514

*   Copromoted by Pfizer and G.D. Searle & Co.
**  Copromoted by Pfizer and Eisai Co., Ltd.
*** Copromoted by Pfizer and Warner-Lambert

--------------------------------------------------------------------------------
[Pfizer LOGO] U.S. Products Sales Rankings
              Within Therapeutic Category

      Product                Rank
      -------                ----
      [Norvasc LOGO]           #1
      [Aricept LOGO]           #1
      [Diflucan VC LOGO]       #1
      [Viagra LOGO]            #1
      [Celebrex LOGO]          #1
      [Zithromax LOGO]         #1
      [Lipitor LOGO]           #1
      [Viracept LOGO]          #1         Ten #1 Products
      [Rezulin LOGO]           #1
      [Neurontin LOGO]         #1
      [Cardura BPH LOGO]       #2
      [Zoloft LOGO]            #2
      [Glucotrol XL LOGO]      #2
      [Zyrtec LOGO]            #2
      [Accupril LOGO]          #3
      [Dilantin LOGO]          #3
      [Loestrin LOGO]          #8

Source: IMS

--------------------------------------------------------------------------------
 [Pfizer LOGO] Major Presence in OTC Market

* Combined 1999 Sales:  $3.6 Billion

* Platform for Rx-to-OTC Switches

[Pfizer LOGO]                             [Warner-Lambert LOGO]

[Pfizer Products                   [Warner-Lambert Products Sudafed,
 Visine, Desitin & Barbasol]        Benadryl, Listerine, Schick & Zantac 75]

--------------------------------------------------------------------------------
[Pfizer LOGO] Key Consumer Health Products              [Warner-Lambert LOGO]

                       Products              Category
                       --------              --------
                       Benadryl              Allergy
                       BenGay                Muscle/Joint Pain
                       Cortizone             Anti-itch
                       Desitin               Diaper Rash
                       Efferdent             Denture Care
                       Listerine             Oral Health
                       Schick                Shaving Products
                       Sudafed               Cough and Cold
                       Visine                Eye
                       Zantac 75             Heartburn

--------------------------------------------------------------------------------

[Pfizer LOGO]     Excellent Platform: R&D

                  Company                        1999E Total R&D Spending
                  -------                        ------------------------
                                                       ($ Billions)

New Pfizer                                                   4.0*
Glaxo/SmithKline                                             3.6**
Aventis                                                      2.9**
AstraZeneca                                                  2.8**
Johnson & Johnson                                            2.6
Novartis                                                     2.5**
Roche                                                        2.3**
Merck                                                        2.1
Bristol-Myers Squibb                                         1.8
Eli Lilly                                                    1.8
American Home Products                                       1.7
Pharmacia & Upjohn                                           1.4
Schering-Plough                                              1.2
                                   [Bar chart]

* 2000 Estimate = $4.7 Billion
** Analysts' Consensus

--------------------------------------------------------------------------------
[Pfizer LOGO]     Excellent Platform: Therapeutic Categories

                               Current Portfolio           In Development
                               -----------------           --------------

Cardiovascular Diseases     Norvasc                 AVASIMIBE (ACAT INHIBITOR)
                            Cardura                 ACCUPRIL/ACCURETIC
                            ACCUPRIL                 (HYPERTENSION)
                            Procardia XL            Norvasc - New Indications
                            Tikosyn

Cholesterol Lowering        LIPITOR                 Norvasc-LIPITOR Combination
                            LOPID

Diabetes                    Glucotrol XL            ZENARESTAT (DIABETIC
                            REZULIN                   NEUROPATHY)
                                                    Inhaled Insulin
                                                    CP-368,296 (Glycogen
                                                      Phosphorylase Inhibitor)
                                                    CI-1037 (GLITAZONE)

Pfizer
WARNER-LAMBERT

--------------------------------------------------------------------------------
[Pfizer LOGO]     Excellent Platform: Therapeutic Categories

                         Current Portfolio    Pipeline
                         -----------------    --------

Women's Health           Diflucan (VC)        Darifenacin (Incontinence)
                         ESTROSTEP            Lasofoxifene
                         LOESTRIN               (Osteoporosis/Cancer/Lipid
                         FEMHRT                 Lowering)
                                              Viagra (Female Sexual
                                                Dysfunction)

CNS Disorders            Zoloft               Relpax (Migraine)
                         Aricept              Zeldox (Psychosis)
                         NEURONTIN            PREGABALIN (ANALGESIC/
                         DILANTIN               ANTICONVULSANT)
                                              PAGOCLONE (SEDATIVE/
                                                HYPNOTIC)
                                              CP-101,606 (Head Trauma)
                                              UK-279,276 (Stroke)

Pfizer
WARNER-LAMBERT

--------------------------------------------------------------------------------
[Pfizer LOGO]     Excellent Platform: Therapeutic Categories

                     Current Portfolio            Pipeline
                     -----------------            --------

HIV                  Diflucan                     REMUNE (ANTI-INFECTIVE)
                     Zithromax - MAC Prophylaxis  Vfend (Antifungal)
                     VIRACEPT                     Zithromax (MAC Treatment)
                                                  AG 1549 (NNRTI)
                                                  AG 7088 (RHINOVIRUS)

Oncology                                          PRINOMASTAT (MMPI)
                                                  Celebrex (FAP*)
                                                  CP-358,774 (EGFR Inhibitor)
                                                  CI-1042 (ADENOVIRUS - HEAD
                                                    AND NECK CANCER)

Pfizer
WARNER-LAMBERT

* With Searle

--------------------------------------------------------------------------------
[Pfizer LOGO] Our Focus: Implementation

                                 Essential Tasks
                                 ---------------

* Maximize Strengths -> Increase Sales

* Eliminate Redundancies -> Reduce Costs

* Integrate Best People and Practices -> World-class Organization

--------------------------------------------------------------------------------
[Pfizer LOGO] Initial Opportunities (Increase Sales)

* Maximize Product/Marketing Synergies
  * Broad Cardiovascular Risks Portfolio
  * Cross-selling in Infectious Diseases
  * Clinical Opportunities in Diabetes
  * Significant CNS Program Expansion
  * Integrated Women's Health Initiatives

--------------------------------------------------------------------------------
[Pfizer LOGO] Initial Opportunities (Reduce Costs)

* Functional Streamlining
  * Eliminate Organizational Redundancies
  * Benefit From Combined Purchasing ($10 Billion)
  * Optimize Global Manufacturing
  * Centralize Distribution Systems

--------------------------------------------------------------------------------
[Pfizer LOGO] Cumulative Cost Savings

($ Billions)


      $0.2          $1.0           $1.6

      2000          2001           2002
                [Bar chart]
--------------------------------------------------------------------------------
[Pfizer LOGO] Initial Opportunities (Enhance Organizations)

* Integrate Best People and Practices
  * Upgrade Field Force Effectiveness
  * Complementary Research Technologies
  * Reinforce Therapeutic Area Strengths
  * Utilize Consumer/OTC Expertise

--------------------------------------------------------------------------------
[Pfizer LOGO] Clear and Obvious Benefits

* $28 Billion in 1999 Revenues                             Annual Average
                                                          Net Income Growth
* Broad, Young Portfolio                        ---->        (2000-2002)
  (2000E: 8 Billion Dollar Products)
                                                                 25%
* $1.6 Billion in Cost Savings
  (2000-2002)

--------------------------------------------------------------------------------
[Pfizer LOGO] Enhanced Growth/Shareholder Value

($Billions, Except per Share)

                                                `99-`02
                    2000      2001       2002   % CAGR
                    ----      ----       ----   ------
Pfizer
  Revenue          $18.6      $21.6     $25.0       16%
  EPS              $1.04      $1.25     $1.50       20%

Warner-Lambert

  Revenue          $14.8      $16.2     $18.0       12%
  EPS              $2.45      $2.90     $3.36       20%

Combined

  Revenue*         $31.5      $35.6     $40.4       13%
  EPS              $0.98+     $1.27+    $1.56+      25%+
  Accretion/      (5.4%)       1.4%      3.9%
  (dilution)

*Eliminates Pfizer's Alliance Revenue for Lipitor

--------------------------------------------------------------------------------
[Pfizer LOGO] Comparative Valuation Parameters
              As of January 25, 2000

                     Industry Peer
                       Group(1)         PFE        WLA     PFE-WLA
                       --------         ---        ---     -------
P/E
1999A                    28.9x         40.1x      44.9x    41.8(2)
2000E                    25.5          33.4       35.9     34.3
2001E                    21.4          27.8       30.3     28.7

Long Term
Growth Rate              13%           20%        20%      25%

(1) I/B/E/S Estimates
(2) Weighted Average P/E

--------------------------------------------------------------------------------
[Pfizer LOGO] Comparative Valuation Parameters
              As of January 25, 2000

                     Industry Peer
                       Group(1)         PFE        WLA     PFE-WLA
                       --------         ---        ---     -------
P/E to Growth
Rate Ratio (PEG)
1999A                     2.2x          2.0x       2.2x     1.7
2000E                     1.9           1.7        1.8      1.4
2001E                     1.7           1.4        1.5      1.1

Long Term
Growth Rate              13%           20%        20%      25%

(1) I/B/E/S Estimates

--------------------------------------------------------------------------------

These communications include certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements in this documents include statements about future financial and operating results and the proposed Warner-Lambert/Pfizer transaction. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental approvals for the merger between stockholders to approve the merger; the risk that the Warner-Lambert and Pfizer business will not be integrated successfully; the costs related to the merger; and other economic, business, competitive and/or regulatory factors affecting Warner-Lambert's and Pfizer's business generally. More detailed information about those factors is set forth in Warner-Lambert's and Pfizer's filings with the Securities and Exchange Commission, including their Annual Reports filed on Form 10-K for the fiscal year ended 1998, especially in the

Management's Discussion and Analysis section, their most recent quarterly reports on Form 10-Q, and their Current Reports on Form 8-K. Warner-Lambert and Pfizer are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

On November 15, 1999, Pfizer filed a joint proxy statement/prospectus in connection with its proposed merger with Warner-Lambert. Pfizer and Warner-Lambert will be jointly preparing an amendment to the joint proxy statement/prospectus and will be filing such amendment with the Securities and Exchange Commission as soon as practicable. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Pfizer Inc. and Warner-Lambert Company with the Commission at the Commission's web site at www.sec.gov. In addition, the joint proxy statement/prospectus and other documents filed with the SEC by Pfizer may be obtained for free from Pfizer by directing a request to Pfizer Inc., 235 42nd Street, New York, New York 10017, Attention: Investor Relations, telephone:
(212) 573-2668. Documents filed with the SEC by Warner-Lambert may be obtained for free from Warner-Lambert by directing a request to Warner-Lambert Company, 201 Tabor Road, Morris Plains, New Jersey 07950, Attention: Corporate Secretary, telephone (973) 385-4593.

The participants in this solicitation may include the following executive officers and employees of Pfizer: William C. Steere, Jr. (Chairman of the Board and Chief Executive Officer), Henry A. McKinnell (President and Chief Operating Officer), John F. Niblack (Vice Chairman), C. L. Clemente (Executive Vice President- Corporate Affairs, Secretary and Corporate Counsel), Paul S. Miller (Executive Vice President and General Counsel), David L. Shedlarz (Executive Vice President and Chief Financial Officer), Terence J. Gallagher (Vice President - Corporate Governance), Margaret M. Foran (Vice President - Corporate Governance), James M. Gardner (Vice President - Investor Relations), Ronald C. Aldridge (Director - Investor Relations), Kathleen M. Ulrich (Corporate Counsel) and Laura A. Chenoweth (Corporate Counsel). As of the date of this communication, none of the foregoing participants individually or in the aggregate beneficially own in excess of 1% of Pfizer's common stock.

The participants may also own unvested options to purchase shares of Pfizer common stock and restricted shares of common stock, each granted under certain Pfizer compensation plans. As of the date of this communication, none of the foregoing participants individually or in the aggregate own restricted shares or unvested options to purchase in excess of 1% of Pfizer's common stock.